================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   ----------

                                (Amendment No. 4)

                          INLAND STEEL INDUSTRIES, INC.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of class of securities)

                                    457472108
                                 (CUSIP number)

                            Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                           277 Park Avenue, 27th Floor
                     New York, New York 10172 (212) 350-5100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  May 13, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of 16 Pages)

================================================================================



NYFS11...:\92\56392\0003\1901\SCH5188Y.58B

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 2 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              GREENWAY PARTNERS, L.P.
                   I.R.S. IDENTIFICATION NO.             13-3714238
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              830,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         830,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    830,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 3 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENTREE PARTNERS, L.P.
                   I.R.S. IDENTIFICATION NO.            13-3752875
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              355,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         355,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    355,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 4 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            GREENHOUSE PARTNERS, L.P.
                   I.R.S. IDENTIFICATION NO.            13-3793447
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            830,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       830,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    830,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 5 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENHUT, L.L.C.
                   I.R.S. IDENTIFICATION NO.            13-3793450
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            355,000
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       355,000
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    355,000
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 6 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENBELT CORP.
                   I.R.S. IDENTIFICATION NO.            13-3791931
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              2,799,100
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         2,799,100
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    2,799,100
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     5.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 7 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENSEA OFFSHORE, L.P.
                   I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Cayman Islands
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              630,700
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                  0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         630,700
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:             0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    630,700
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.3%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 8 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            GREENHUT OVERSEAS, L.L.C.
                   I.R.S. IDENTIFICATION NO.            13-3868906
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:            630,700
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:       630,700
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                    630,700
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.3%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            OO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D               Page 9 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             ALFRED D. KINGSLEY
                   I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                28,000
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:           4,614,800
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           28,000
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:      4,614,800
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                   4,642,800
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.5%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 457472108                    13D              Page 10 of 16 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GARY K. DUBERSTEIN
                   I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON (ENTITIES ONLY)

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:          4,614,800
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:     4,614,800
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                  4,614,800
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     9.4%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

            This Amendment No. 4 ("Amendment No. 4") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on February 21, 1997 by and on behalf of Greenway Partners, L.P. ("Greenway"), Greentree Partners, L.P. ("Greentree"), Greenhouse Partners, L.P. ("Greenhouse"), Greenhut, L.L.C. ("Greenhut"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), Alfred D. Kingsley ("Kingsley") and Gary
K. Duberstein ("Duberstein"; and together with the foregoing persons, the "Reporting Persons"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Since the filing of the Amendment No. 3 to the Schedule 13D, Greentree purchased 30,000 Shares for total consideration (including brokerage commissions) of $867,150 derived from the capital of Greentree and margin indebtedness from Bear Stearns & Co. Inc.

            Since the filing of the Amendment No. 3 to the Schedule 13D, Greensea purchased an aggregate of 130,700 Shares for total consideration (including brokerage commissions) of $3,683,466 derived from the capital of Greensea and margin indebtedness from Bear Stearns & Co. Inc.


ITEM 4.     PURPOSE OF THE TRANSACTION

            As more fully discussed in Item 6 below, on May 13, 1998, the Company and certain of the Reporting Persons entered into a letter agreement (the "Letter Agreement") whereby such Reporting Persons agreed to withdraw certain shareholder proposals from the agenda for the Company's 1998 Annual Meeting and not to solicit proxies for these proposals. These shareholder proposals are set forth in the Company's proxy materials in respect of its 1998 Annual Meeting and in such Reporting Persons' definitive proxy statement filed with the Securities and Exchange Commission on March 3, 1998 and amended on March 6, 1998.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 4,642,800 Shares constituting 9.5% of the outstanding Shares (the percentage of Shares owned being based upon 48,941,765 Shares outstanding on May 4, 1998 as set forth in the Company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 1998). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

                                                             Approximate
                                      Number of             Percentage of
                Name                   Shares            Outstanding Shares
                ----                  --------           ------------------

              Greenway                   830,000                1.7%
              Greentree                  355,000                0.7%
              Greenbelt                2,799,100                5.7%
              Greensea                   630,700                1.3%
         Alfred D. Kingsley               28,000                0.1%


            Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of



                               Page 11 of 16 Pages

Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

            Greenhut as the general partner of Greentree may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greentree may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut, may be deemed to beneficially own Shares which Greenhut may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

            Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greensea may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to beneficially own Shares which Greenhut Overseas may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

            Greenbelt has direct beneficial ownership of the Shares in the accounts which it manages. In addition, Greenbelt is the investment advisor for Greenland Investment Company Limited, a Cayman Islands company ("Greenland"). In such capacity, Greenbelt has the right to vote and direct the disposition of the 519,100 Shares held by Greenland and, consequently, has direct beneficial ownership of such Shares. Substantially all of the equity interests in Greenland are owned by Strategic Investment Partners Limited ("SIPL"). Because SIPL has the right to elect to terminate its investment in Greenland upon less than 60 days' notice and, upon such termination, all securities held by Greenland would be sold by Greenland or, with SIPL's consent, distributed to SIPL in kind, SIPL could be deemed to be the beneficial owner of the Shares held by Greenland. Information concerning SIPL and the identity and background of certain individuals and entities related thereto is set forth on Exhibit 7 hereto and incorporated herein by reference. Each of the Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt may be deemed to beneficially own Shares which Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

            (b) Greenway has the sole power to vote or direct the vote of 830,000 Shares and the sole power to dispose or to direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and dispose or to direct the disposition of such Shares.

            Greentree has the sole power to vote or direct the vote of 355,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut and Messrs. Kingsley and Duberstein may be deemed to share with Greentree the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

            Greensea has the sole power to vote or direct the vote of 630,700 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhut Overseas and Messrs. Kingsley and Duberstein may be deemed to share with Greensea the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

            Greenbelt has the sole power to vote or direct the vote of 2,280,000 Shares held in managed accounts and the 519,100 Shares held by Greenland, and, except as described in Item 5(a) with respect to Greenland, the sole power to



                               Page 12 of 16 Pages
dispose or direct the disposition of all such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to direct the vote and to dispose or to direct the disposition of such Shares.

            Mr. Kingsley also has the sole power to vote or direct the vote of 28,000 Shares and the sole power to dispose or direct the disposition of such Shares.

            (c) Information concerning transactions in the Shares by the Reporting Persons during the past sixty days or since the most recent filing on
Schedule 13D, whichever is less, is set forth in Exhibit 8 attached hereto, which is incorporated herein by reference.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except the dividends from, or proceeds from the sale of Shares in each respective account managed by Greenbelt or held by Greenland will be delivered into each such respective account or Greenland, as the case may be. Neither any such individual account nor Greenland has an interest in more than five percent of the class of outstanding Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            On May 13, 1998, the Company and Greenway, Kingsley and Duberstein (collectively, the "Participants") entered into the Letter Agreement. The Letter Agreement provides for the Participants to withdraw from the agenda for the Company's 1998 Annual Meeting, and not to solicit proxies in support of, the Participants' non-binding proposals (the "Proposals") concerning (i) the spin-off of the Company's Ryerson Tull subsidiary and (ii) the elimination of the Company's Rights Plan unless it is approved by a vote of shareholders. The Letter Agreement additionally provides that the withdrawal of the Proposals is without prejudice to each Participant's right under Rule 14a-8 as promulgated under the Exchange Act, to seek inclusion of one or both of the Proposals in the Company's proxy statement for subsequent annual shareholders meetings without the Company seeking to bar inclusion on the grounds that the Proposals were included in the Company's proxy statement but not presented, or voted upon, at the 1998 Annual Meeting. The Company has further agreed that the Participants may include the Proposal in respect of the Rights Plan, or a similar proposal, in the Company's 1999 proxy materials without compliance with Exchange Act Rule 14a-8. A copy of the Letter Agreement is attached hereto as Exhibit 9.





                               Page 13 of 16 Pages

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following Exhibits are filed herewith:

            7. Information Concerning Strategic Investment Partners Limited.

            8. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days or since the most recent filing on
Schedule 13D, whichever is less.

            9. Letter Agreement dated May 13, 1998 among Inland Steel Industries, Inc., Greenway Partners, L.P., Alfred D. Kingsley and Gary K. Duberstein.





                               Page 14 of 16 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.


Dated:   May 20, 1998

GREENHOUSE PARTNERS, L.P.                    GREENWAY PARTNERS, L.P.

                                             By:  Greenhouse Partners, L.P., its
                                                   general partner
By: /s/ Gary K. Duberstein
    --------------------------------
    Gary K. Duberstein, general              By: /s/ Gary K. Duberstein
      partner                                    -------------------------------
                                                  Gary K. Duberstein, general
                                                   partner

GREENHUT, L.L.C.                             GREENTREE PARTNERS, L.P.

                                             By:  Greenhut, L.L.C., its general
                                                   partner
By: /s/ Gary K. Duberstein
    --------------------------------
    Gary K. Duberstein, Member               By: /s/ Gary K. Duberstein
                                                 -------------------------------
                                                  Gary K. Duberstein, Member

GREENHUT OVERSEAS, L.L.C.                    GREENSEA OFFSHORE, L.P.

                                             By:  Greenhut Overseas, L.L.C., its
                                                  investment general partner
By: /s/ Gary K. Duberstein
    --------------------------------
    Gary K. Duberstein, Member               By: /s/ Gary K. Duberstein
                                                 -------------------------------
                                                  Gary K. Duberstein, Member

                                             GREENBELT CORP.

                                             By: /s/ Alfred D. Kingsley
                                                 -------------------------------
                                                  Alfred D. Kingsley, President


                                                 /s/ Alfred D. Kingsley
                                                 -------------------------------
                                                  ALFRED D. KINGSLEY


                                                 /s/ Gary K. Duberstein
                                                 -------------------------------
                                                  GARY K. DUBERSTEIN





                               Page 15 of 16 Pages

                                  EXHIBIT INDEX



   EXHIBIT NO.        DESCRIPTION
   -----------        -----------

       7.          Information Concerning Strategic Investment Partners
                   Limited.

       8. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days or since the most recent filing on Schedule 13D, whichever is less.

       9. Letter Agreement dated May 13, 1998 among Inland Steel Industries, Inc., Greenway Partners, L.P., Alfred D. Kingsley and Gary K. Duberstein.






                               Page 16 of 16 Pages